SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended February, 2017

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

23 February 2017

BP p.l.c.
Fourth quarter interim dividend for 2016
Scrip Dividend Programme

On 7 February 2017 the Directors of BP p.l.c. announced that the interim dividend for the fourth quarter 2016 would be US$0.10 per ordinary share (US$0.60 per ADS). This interim dividend is to be paid on 31 March 2017 to shareholders on the share register on 17 February 2017. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative will be made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

The 'Reference Share Price' for the issue of new ordinary shares under the scrip dividend alternative is:

US$5.580 for each new ordinary share.

For holders of ordinary shares this is equivalent to 1 new share for approximately every 55.800 shares held prior to the ex-dividend date of 16 February 2017.

The Reference Share Price is the average of the US dollar equivalent of the closing mid price quotation for a BP ordinary share on the London Stock Exchange Daily Official List for the five consecutive dealing days beginning on the ex-dividend date of 16 February 2017. The US dollar equivalent price each day is calculated from the sterling closing mid price using the exchange rate published by the Bank of England at 4pm each day.

The 'Reference ADS Price' for the issue of new ADSs under the scrip dividend alternative is:
US$33.530 for each new ADS.

For holders of ADSs this is equivalent to 1 new ADS for approximately every 55.883 ADSs held prior to the ex-dividend date of 15 February 2017.

The Reference ADS Price is calculated by multiplying the Reference Share Price by six (as there are six ordinary shares underlying each ADS) and adjusting for the fee payable to the Depositary under the ADS Deposit Agreement (US$0.05 per ADS). Prior to the 2012 first quarter dividend payment stamp duty reserve tax ("SDRT") of 1.5% was deducted from this calculation, but following a tax tribunal decision in 2012, HM Revenue & Customs will no longer seek to impose 1.5% SDRT on issues of UK shares and securities to non-EU clearance services and depositary receipt systems.

Dividends payable in cash in sterling on 31 March 2017 will be converted from US dollars at the average of the market exchange rates for the four dealing days from 14 to 17 March 2017. The sterling cash dividend will be announced to the London Stock Exchange on 20 March 2017.

The latest date for receipt of elections to participate in the Scrip Dividend Programme for this interim dividend is 13 March 2017. Shareholders must return their mandate form or otherwise input their CREST elections, to be received by BP's Registrar, Capita, by 5.00 pm (London time) on 13 March 2017, and ADS holders must return their election form to the Depositary, JPMorgan Chase Bank N.A., by 5.00 pm (New York time) on that date. Elections received after this deadline will apply to subsequent dividends only. Unless revoked by you, your scrip dividend election will apply for all future dividends for which a scrip dividend is offered.  Evergreen elections for CREST shareholders will not be accepted and elections will revert to cash by default after the payment of each dividend.

Details of the fourth quarter 2016 dividend and timetable are available at
www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Jens Bertelsen
Deputy Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 23 February 2017

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary